Exhibit 99.7
CNBC India Question and Answer session

INFOSYS LIMITED
CNBC INDIA QUESTION AND ANSWER SESSION
January 11, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director

Rajiv Bansal
Chief Financial Officer

B. G. Srinivas
Member of the Board, Head-Europe and Global Head-Financial Services & Insurance

V. Balakrishnan
Member of the Board, Head-Infosys BPO, Finacle and India Business Unit

Basab Pradhan
Head-Global Sales, Marketing and Alliances

Ashok Vemuri
Member of the Board, Head-Americas and Global Head-Manufacturing and Engineering Services

INTERVIEWER

Udayan Mukherjee
CNBC

Mitali Mukherjee
CNBC

Udayan Mukherjee

We have with us S.D. Shibulal and Rajiv Bansal who have joined. Gentlemen, it is the best quarter that you have had in 5 or 6 quarters, the street is happy. Would you call this a turnaround quarter for Infosys?

S.D. Shibulal

Udayan, before I answer let me give you an overview of the quarter. We have done well in Q3. Our growth is 6.3% including Lodestone, 4.2% excluding Lodestone. EPS is $0.76, up from $0.75 last quarter. The growth has been all around. We have added one of the highest client additions in many quarters, 53 new clients (89 including Lodestone). Each of the verticals have grown. If I look at the offerings, even they have grown. If you look at BITS, we have 8 large deal wins in BITS amounting to over $700 mn (TCV). Consulting and System Integration grew by 15% quarter-on-quarter. In Products and Platforms space, we have added $100 mn of TCV in Q3 and today that stands at over $600 mn. So, it has been all around performance. Realization has gone up by 1.8% (excluding Lodestone) which is the reflection of the portfolio shift. So if I look at it, I can clearly see that this is the result of the execution of the strategy over a period of time. For example, last quarter we had 8 transformational wins which led to revenues this quarter. In the middle of Q3, we had seen some headwinds. We had seen the headwind of extended furloughs and the number of furloughs going up. Also, we had seen the headwinds of ‘Superstorm Sandy’ where there was no power for about a week or two in eastern part of the US. What has happened is that our people have worked extremely hard and it is also a reflection of our relationship with our clients. Because we have strong relationship with our clients, because our people have worked extremely hard, we have been able to actually address or mitigate those headwinds which we saw in the middle of the quarter. In my mind, it is a reflection of the execution of the strategy over the last few quarters, the result of the deals which we won in the previous quarter is showing up and our people working very hard.

The environment is still the same. The environment is challenging. The US is still going through challenges. The financial industry which is actually a very large segment for us is still undergoing challenges. Europe is unstable because of the economic challenges. We have done this in a challenging environment. We remain cautiously optimistic. We have maintained our guidance for the year at 5% organic which implies a guidance of full year growth of 2.8% next quarter. We remain cautiously optimistic.

Udayan Mukherjee

I am asking this question because you have gone through a challenging phase, the last 3 or 4 quarters you have had to progressively bring down your guidance for the year. This is the first quarter where you are not changing your guidance in a while. You have delivered better numbers in terms of volume growth and pricing. Could it be that something in the environment or your confidence in your clients is changing and your challenging time is troughing out? That I think is what your investors would be wanting to know today?

S.D. Shibulal

I think this quarter is a reflection of many things we have done in the past. We have talked about executing our strategies on 4 verticals and 3 pillars. In this quarter, BPO and Finacle have also done exceedingly well. BPO has grown strongly this quarter. Finacle has also grown quite strongly this quarter. So it is a reflection of all around growth. It is a reflection of our executing of our strategy which is yielding results. It is a reflection of our deal wins in the past yielding revenue in this quarter and mitigating many of the headwinds which we saw in the middle of the quarter.

Mitali Mukherjee

Just a couple of specific details. Any milestone payments that came into the revenue contribution for this quarter as well? I know you do not talk specific clients but were there large milestone payments as well?

S.D. Shibulal

No.

Mitali Mukherjee

Rajiv, just to get to the margin performance which you have actually managed to hold steady. What is it that you are baking in for the next quarter in terms of where you hold margins and what are the comparable margins for Lodestone as well, what is the blended come too?

Rajiv Bansal

We have maintained our margins. We instituted wage hike for offshore at an average of about 6% during the quarter but in spite of that we have been able to maintain our margins. The only drop that you see of 0.2% is primarily because of rupee appreciation of 0.5% during the quarter. As Shibu said all of us have worked very hard this quarter in terms of bringing in more efficiency in the system and delivering on the top and the bottom line. In January we have committed to give onsite wage increases of 2% to 3% and that is going to impact our margins. We have baked in about a 1% drop in operating margin (1.3% including Lodestone) for next quarter as of now. In terms of Lodestone, it is too early to give average numbers. Lodestone will have a soft Q4. Fourth quarter is typically a very soft quarter for a European consulting company, their margins are still low single digit margin.

Mitali Mukherjee

Would you expect to see some pressure on the blended margin front then in Q4?

Rajiv Bansal

We would. If you look at it including Lodestone I expect a margin to drop of about 1.3% because we are going to have an impact of about 0.3%-0.4% because of the integration, because they are coming at lower margin. Lodestone would become EPS accretive over the next 18 months. We also had to take a charge for about 8 mn every quarter because of the consolidation due to our deferred compensation and amortization of intangibles, so we will have a charge of $ 8 mn in Q4. All that has been taken as a guidance that we have given.

Udayan Mukherjee

Shibu, I keep asking you about this, this is a turnaround quarter and you are detailing a lot of good things which happened in the current quarter. Are you then saying that a lot of going things came together in this current quarter and one should not extrapolate this to the next few quarters?

S.D. Shibulal

As I said, I think the environment continues to be challenging. The environment has not changed. If you look at the environment there are challenges in Europe and in US. The clients’ confidence in taking decision is still low. That does have an impact on our business. As I said we remain cautiously optimistic for the rest of the year. Many things that we have done in the past, have yielded results in Q3.

Udayan Mukherjee

You have gone through a bit of January. Any early signs of how the IT budgets for calendar year ’13 are shaping up, do you derive confidence from that?

S.D. Shibulal

We expect that the budgets will close by February. In our mind, we expect the budgets will be flat or marginally down. More importantly, we believe that because the environment is still challenging, closure of the budgets by itself does not mean anything because I think there will still be quarter-to-quarter scrutiny on the budget. The investment will be revisited because the environment is not stable enough for clients to take very long-term decision. Our dependency on the discretionary spend continues to be high. But at the same time we believe that because of the pressure in the environment, because of the focus on costs, offshoring and outsourcing will continue to be a darling for their business.

Mitali Mukherjee

A lot of people point out that budgets are irrelevant in the context of what is happening with demand. We will talk about this in detail with your colleagues later but specific to BFSI, are you facing greater pressure with regards to how demand is trending or do you think that is stabilizing?

S.D. Shibulal

The confidence of BFSI to take long-term decisions is definitely impacted. At the same time, there is spend in the regulatory space because the regulatory challenges, whether it is KYC (Know Your Customer), in those kinds of areas there is spend. That spend continues but their ability to take very long-term, very large investment decisions is hampered by the uncertain environment.

Mitali Mukherjee

Rajiv, given the demand outlook and the fact that you are still expecting to be quite choppy between quarters, are you changing your targets in terms of hiring at all. Are you looking at voluntarily increasing attrition, just lowering the employee base a little bit or you are comfortable with the kind of base you have right now because that is putting a quite bit of pressure on your cost?

Rajiv Bansal

It does put pressure on the cost. Your utilizations are still at 70%-71% which is not a very good thing because that means we are building up so much of cost when we are reporting our numbers. When you say you are not letting go people off or voluntary attrition, the fact is that we are very meritocracy-driven organization and in that we have to let go off low performers. That is the culture which has been in the company for many years. It is not about voluntary attrition, it is not about asking people to leave, it is about building the right model for the future. We need these people, we have made investments in people, we have trained them, they are ready to be billed the moment the opportunity comes. We had a good quarter, we have kept our guidance same. If we see this trend continuing, it will give us a lot of confidence for making investments in the next year. We are relooking at our investment strategy, we are relooking at our cost structures very carefully, but that is with a much longer term in perspective. We intend making changes in the way we invest into the businesses. We intent changing the way we run this whole model altogether.

Udayan Mukherjee

Pricing has gone up 1.8% in the current quarter but going forward there has been a lot of talk that Infosys is already getting more aggressive on pricing to ensure volume growth. As a CFO, is your target to hold EBIT margins at around 25%-26% as they are today or will you be willing to look at pricing sacrifices going forward?

Rajiv Bansal

Let me put it this way. Everybody asks us that we are being more aggressive on pricing. We were always aggressive on pricing. It is a portfolio mix. It is not that we like leaving money on the table, we like leaving business on the table just because we are not flexible. We were always a very flexible organization, there was always a portfolio mix that we run very carefully. I think that is a completely wrong thing to say that we are dropping our prices to get volumes. Secondly as CFO, I am looking at a sustainable long-term high growth at superior margins. If that means that if I have to make an investment in the current quarter which will help me in the next year, I would make that investment. So what I am telling the analysts and the investors is that do not focus on quarterly margins. Quarterly margins will go up and down because we need to make certain investments in the business at the right time. If I stop making the investment just because it is going to hurt my current quarter margins but it is going to give me results in the future quarter, I think I should make those investments.

Udayan Mukherjee

Shibu, at this early stage how is 2013 shaping up? Would you say that from what you can see, it is a more challenging year than 2012 which was challenging in its own way or is it opening up on a note of greater hope?

S.D. Shibulal

If I look at any report, the recovery is going to be protracted whether is in US or in Europe or anywhere else, the recovery is going to be protracted. That is one part of the story. Second is that because of the environment, the ability to make long-term decisions for some of our clients will be impaired even into FY13. But definitely there is interest in efficiency and productivity, there is interest in implementing the regulatory changes. If you look at the verticals, each of the verticals behaves slightly differently. If I look at the Financial Services vertical, I think their ability to take long-term decisions will get hampered by at least 12-24 months because of the environment. If you look at manufacturing, they are very focused on driving efficiency and productivity and that is an opportunity for us because that allows us to do either transformational work or managed services which will allow us to help them increase the return on their investments. If you look at Retail, they are very focused on the digital space. That is their very, very strong area for Infosys. Because it is a very strong area for Infosys it gives us opportunities to leverage it. In Energy and Communications space, the wireline space will continue to be very tough but the other spaces in that vertical will be good. So it is a portfolio of verticals. We have to wait for the budgets to close and to get a feel about next year. We are very closely in touch with our clients.

Mitali Mukherjee

Is volume growth still a challenge, Shibu? I mean in this quarter you have done just under 2%. I think the last quarter you actually had better volume growth going for yourself. Does that remain a challenge?

S.D. Shibulal

No, I would not consider that a secular trend because our overall growth this quarter is pretty strong at 4.2%. Our growth this quarter has been broad-based. So a lot of small clients have actually grown. We added 53 gross clients and net 25 new clients in Infosys, excluding Lodestone this quarter. So this quarter the growth has been quite broad-based.

Mitali Mukherjee

Along with your deal wins, are you seeing some of the past pressure easing off because you had issues with ramp-downs as well in the last couple of quarters. Has that cleaned up going into this calendar year?

S.D. Shibulal

Actually, this quarter we had furloughs, no ramp-downs but furloughs. So the frequency of ramp downs has definitely come down but in Q3 we had furloughs. Because of our ability to work with our clients, because of our focus on mitigating those headwinds, we were able to manage and able to perform well in Q3.

Udayan Mukherjee

What is your outlook on pricing for 2013, Shibu? We have got an increase in this quarter. But is it sustainable or should one read it as a one-off?

S.D. Shibulal

I would expect where the pricing will somewhat remain stable within a very narrow band. I will tell you why. For us the pricing is a reflection of the portfolio. We have always been managing the portfolio. In a strategic account or strategic deal, we will be aggressive on pricing. There is no doubt. But the important thing is to build a portfolio which can actually meet our aspiration of higher revenue productivity and higher margin. That is the aspiration. If you look at this quarter the Consulting and System Integration went up by 15%, that has a higher revenue productivity. We have to look at pricing as a portfolio, we have to look at strategic clients, we have to look at strategic deals and see how we can manage. Quarter-on-quarter, as Rajiv said these fluctuations will happen because in one quarter there could be a portfolio shift one way or other, but for a period of time I would expect the pricing to remain stable within a narrow band.

Mitali Mukherjee

Some analysts are going in to FY14 Shibu, believing that there is a potential for doubling of revenues, that is going to be the really big bang in terms of performance. Do you think you need to tamper the enthusiasm?

S.D. Shibulal

As I said we remain cautiously optimistic.

Mitali Mukherjee

I think that means they should tamper it.

Udayan Mukherjee

What is your biggest challenge today on the margin front? Do you think it is managing the small onsite wage increase that is coming about or utilization ratios or does it continue to be volatility in pricing?

Rajiv Bansal

If I look at the pressures that I feel, one would be pricing and second would be utilization. We have to relook at our operating model to ensure that we hire just in time, we hire the right skill sets, we are able to increase utilization. On the pricing front we have to manage our portfolio in a manner that it does not impact my realized revenue productivity on a sequential basis or on a long term basis.

Mitali Mukherjee

What is your hiring target for FY14?

Rajiv Bansal

We have not given the targets for FY 14 but we have made some 6000 offers as we said last time, in campuses.

Udayan Mukherjee

Shibu, you will speak to a lot of investors later in the day and you would know better than I that over that last one year, there has been a lot of skepticism about Infosys’s performance. But today the question would be different. As I am asking you, they will ask you whether you think Infosys has turned the corner for a much better visible performance going forward? Would you tamper their optimizing saying “don’t get carried away or will you confirm to them what they want to know that after 3-4 challenging quarters things are indeed changing for the better”?

S.D. Shibulal

If we look at Q3, definitely the results of this strategic execution are definitely there. The deal wins of the past have yielded results in Q3. If you look at Q3, we have had good wins. We have had 8 large deal wins, we have TCV of Products and Platforms space going up, but the fact remains that we offer it in a very volatile environment.

Udayan Mukherjee

But you made a statement just a few days back that the environment might be improving on the margin. Was that misinterpreted?

S.D. Shibulal

The environment continues to be challenging. If you look at US, Europe, if you look at our clients confidence to take long term decisions, that has not materially changed in the last 60 days. So as I said, we remain cautiously optimistic.

Udayan Mukherjee

We continue our conversation. Bala and B.G. have joined in. In a bit we have got Ashok and Basab also joining this discussion. B.G., what are you feeding Europe? 16% growth in this quarter, what happened?

B. G. Srinivas

Overall, in spite of the micro economic situation in Europe being challenging, I think we have done pretty good both including and excluding Lodestone. We have added quite a few clients in Europe. We have also built on the momentum of the wins that we had in the previous quarter. Because this is the last quarter for our clients, we had envisaged some slowdown but that has not happened. To that degree, it is reflecting on the stability returning to the region even though there are overall macro economic challenges and the overhang still continues. The stability factor has helped clients not to pull back on any of their budgets. The ramp ups happened as planned. We have also had some good wins. We have had about 13 client additions excluding Lodestone, about 42 including Lodestone. So all of this has a built up the positive momentum. We have had some good wins large deal wins across sectors, financial services, manufacturing and some wins in retail and energy & utilities as well.

Mitali Mukherjee

Any relief on telecom yet?

B.G. Srinivas

In telecom the fixed line carriers continue to face challenges. We have had some good wins in the wireless sector. Overall as a sector whether it is US or Europe, the telecom will face challenging times at least in the near future.

Mitali Mukherjee

Bala, we will talk about the BPO in a second but you are also on the Board. As part of the team for Infosys and we kept asking Shibu this, are you feeling more confident today and less cautious going into 2013 about the environment generally?

V. Balakrishnan

It is a mixed bag because if you look at the macro environment, macro environment is still challenging. Whether it is Europe or US which are the largest market for us, the challenges continue. But if you look at the micro level, clients are getting slightly more confident. They are spending money on where they want to spend. That is why we see some momentum. Next year even if the budgets remain flat, I think offshoring will increase because every company is looking for efficiency. If you look at BFSI, the returns for the sector are coming down. In most of the banks, the returns have come down to 40% to 4% and if they have to improve the Return On Equity, the only way is to cut costs and cut cost means more offshoring. Even if you take Europe, it is in a mess? There are a lot of challenges in Europe but the spending is increasing because they are all doing offshoring to gain some efficiency in their operations. So it is a mixed bag. If the world goes into a big tailspin, you will have an impact. If the world continues to face challenges and customers continue to face challenges on the cost side, I think off shore industry will do well.

Udayan Mukherjee

Has there been even a marginal improvement in your confidence as management between when we spoke in last quarter and in this quarter?

V. Balakrishnan

I think so. We are smiling more.

Udayan Mukherjee

With reason or?

V. Balakrishnan

With reason. I mean we have done well this quarter. If you look at the last 3 quarters, we have seen challenges both at a vertical level and also the geography level. We are seeing good traction in Europe today. We are seeing good traction in the financial services, even Consulting & Systems Integration has done well this quarter. So I think overall things have changed that but as I said earlier, you have to balance the challenges and opportunities. That is where we are very cautiously optimistic.

Mitali Mukherjee

BFSI has grown just over 6% sequentially. There were some concerns that BFSI would be lagging your internal targets. Can you just walk us through to what exactly happened both in terms of volumes and pricing for this segment specifically?

B. G. Srinivas

Overall like I said, the sector continues to face challenges. Bala also alluded to that. There is no debate about that and the sector will face challenges for the next short-term to medium-term (next 2 years). However the sector is looking at significant cost take-out initiatives and in that context, in the last 6 months we have participated in helping clients achieve that and we have built on the growth momentum. There were some concerns during the quarter which we faced about furloughs which did happen. But subsequently there has been a relook and some of it was held back. So we have had some ups and down but overall the deal momentum has helped us. We have also seen tractions in our platform portfolio for the BFSI sector, we had wins in Australia and in the US. This is early days but there is more propensity to discuss radically new ideas, new business models in the current scenarios. Clients are looking for ideas because the cost take out measures include letting people go, include revisiting real estate, they are looking at all opportunities both on IT as well as operations.

Mitali Mukherjee

But are you struggling more on volume growth for BFSI or facing more challenges with regards to pricing? Is it a very aggressive pricing environment?

B. G. Srinivas

Pricing will be under pressure. There is no doubt about that but we have been able to manage that and hold on to the margins even in the current scenario. There have been very few instances of any kind of discounts. So pricing pressure and overhang will continue. But we have been able to offset that with our portfolio of service offerings, platforms, consulting services so that we can compete well in large outsourcing deals. We have also had internal initiatives to reduce efforts which takes to deliver our traditional services and that has helped offset some of the pricing pressures we faced so that we are able to manage the margins.

Udayan Mukherjee

Bala, Shibu was just telling us about telling us about how well BPO and the India business have done in the current quarter. Though the base is not as big but have they fired on all cylinders this quarter?

V. Balakrishnan

I think so. If you look at India, I think we increased the revenues by 45% sequentially. In India we have won couple of transformational projects like the MCA project and the Department of Post. Those started happening now and we have seen some revenue growth because of that. The challenge in India is that app 95% of the work we do is with the government today. That has got its own challenges because it takes longer time for the contracts to get finalized and even the ramp up takes time. We are relooking at India and making sure we have a better portfolio of private sector plus government. We have a good book on the government sector. Next year also we will do well with the current order book which we have. So India is doing well. India is a great market and a big opportunity. BPO is doing exceedingly well. They will grow at 20% this year. They have a net margin of over 20% and an average revenue productivity of $35,000. They are growing very well. I don’t think you can see a better BPO operation in this industry.

Mitali Mukherjee

Let me ask you this because you have seen how the system works from the top. The criticism right now against Infosys is that they are not focusing enough on cost cutting. In fact the increased costs are putting more pressure at your EPS performance rather than what is happening with volumes and prices. Is that being addressed?

V. Balakrishnan

If you look at the industry, the biggest lever for industry comes from growth. Cost cutting will only take you to some level. Revenue growth is very important. If you get the growth, cost issue will automatically get addressed. Look at Infosys. What is the current status today, the utilization is very low. We hired people ahead of requirement and the market changed after we hired. So we are sitting with a large bench and that will get washed out when the growth comes. If we are able to grow at the same pace, probably in the next 3-4 quarter the bench will get absorbed and it will get washed out and we will look much better. So growth is the biggest lever. If you get the growth back, I think cost is not an issue.

Udayan Mukherjee

Basab it came as a surprise, the 1.8% uptake in pricing. Sustainable you think or one should not read too much into it?

Basab Pradhan

I do not think we should read too much into it. We have a broad portfolio of services and also products that have license fee associated with it. I do not think we should read too much into a single quarter’s pricing.

Mitali Mukherjee

How did the break-up go in terms of onsite and offshore and where you saw greater appreciation?

Basab Pradhan

Pricing in general is stable and I would say it is a fairly competitive situation out there. The outcome of what you see in revenue productivity that we report isn’t in a single really linked to how we are seeing long term pricing across MSAs.

Udayan Mukherjee

Has there been any improvement in the large deal landscape because you added a $100mn client? Any early signs that, things are beginning to open up on that side?

Basab Pradhan

That is one thing that in the last few quarters, we have really picked up our game on. Some of what you see this quarter is attributable definitely to revenue working its way in from the deals that we closed over the last many quarters. In a way what we set out to do, win large deals, transformational deals, PPS all that is working its way in. I would say that overall if you look at the industry itself, the deal sizes trend is downwards. It has been for a while but that is not all bad news. We were very comfortable with the current deal size and we do not think it is really good for clients to do very large, big black box outsourcing. We call it ‘your mess for less’ kind of outsourcing. So we think this is good and we have a very good chance of winning these deals.

Mitali Mukherjee

Shibu was pointing out that budgets do not necessarily imply demand outlook for the rest of the year. But in your conversation with your clients, are you picking up in terms of early trends how they would want IT budgets to move?

Basab Pradhan

There are many trends. One secular long-term trend is the role of technology in business. That continues to be very important and getting more and more important overtime. More businesses will spend more on technology and technology-led services. The other thing is the economic uncertainty in places which has 2 impacts. One is that the discretionary IT spend tends to get under pressure and secondly they do not really know because it is uncertain and so the annual budgeting process is almost like ‘let us get over this because we are going to revisit anyway next quarter’. So that is what we are seeing in the market more than anything else.

Udayan Mukherjee

Ashok, how is the US shaping up? I see sequentially growth is 1.6%. You would like to see it a bit higher than that, is it still a sluggish market?

Ashok Vemuri

Well I would like to see that higher as well but given the quarter where we had hurricane Sandy, the election and the overhang of the fiscal deficit, I am pretty happy with 1.6% growth, app $1.2 bn in revenue. We had good traction across all our industries, especially happy with the way our public sector business is shaping up. I think as the government expenditure is moving from less defense to more civil and expenditure on Affordable Care Act is picking up, our strategies on the Products and Platforms that we built for healthcare business as well as the state and federal government is also finding good traction and fruition.

Mitali Mukherjee

Any sense of how Q4 will shape up though?

Ashok Vemuri

We had 8 large wins this particular quarter. 4 of them are from the US markets. Hopefully we will build the traction and see them scale up. Some of the deals that we have done previous quarters should also begin to kick in. Remember, Q4 is a particularly slower quarter. As the budgets and then the expenditure plans gets finalized, we hope to see that get converted into actual deals.

Udayan Mukherjee

Manufacturing grew 4.6%, that is solid but can you get it up to either 6% kind of BFSI kind of run rate, a vertical that you used to lead earlier.

Ashok Vemuri

Manufacturing is actually benefited more from a BPO business rather than just from a services business primarily because manufacturing expenditure gets reduced at the end of the year because there are furloughs and shut downs, etc. We are seeing traction in the high-tech sector and that will continue to grow. We are seeing some very good wins in the European market. Especially given the turmoil in Europe, we are seeing a lot more opportunities to do transformational and innovational deals and I think that will continue to help us. Manufacturing is a very large sector. We do resources, we do work with mining companies, we do a lot of engineering work and that has a typical tendency to begin to pick up in the middle of the year, not necessarily at the start of the year.

Mitali Mukherjee

Did any of the top clients win though come from that 4.5% manufacturing growth?

Ashok Vemuri

Yes actually many of those wins are from manufacturing sector and predominantly from Europe.

Udayan Mukherjee

We hear Basab that there are lots of deals which are coming up over the last 2 months for renegotiations. Will you get your fair shares of the deal from the renegotiation table or is there a sense that you could be losing market share?

Basab Pradhan

No, in fact there is no uptick as such. This has been a constant string of renegotiations that we have seen. In fact some of the deal wins that you see in Q3 included some accounts where we were not the incumbents and where we won the deal against the incumbent. So for the incumbents, those are the rebids. At least two big ones for us in Retail & CPG were won against established incumbents. I do not think that will pick up that much because that is already happening but we think we have a pretty good shot at winning those.

Mitali Mukherjee

Any sense you can give us of volume growth that you expect to see from the US for the rest of the calendar year?

Ashok Vemuri

I think it will be pretty consistent with what we have seen tracking in the last couple of quarters. I do think that with our transformation and innovation agenda that we are addressing, the strategies that we are putting, the investments that we are making, we will get into a place and are increasingly getting into where our traditional competitors will not be there. I think we have an advantage in terms of the success that we have had. That will open up a completely different part of the business world that we have not so far addressed. That will change how we look at discretionary spends, the impact of the discretionary spending or lack thereof or what the budget cycle etc., will do. As we are focusing more on the revenue side of the balance sheet, we are finding ourselves to be in a very different place and with the success of the strategies and the investments that we have made in past couple of years coming to fruition and beginning to find traction and acceptance, we think that will accelerate our business.

Udayan Mukherjee

Thank you Basab and Ashok. Have a great year. That brings us to the end. Thank you